EXHIBIT 99.2

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

MANAGEMENT’S

DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2

www.firstmininggold.com | 1-844-306-8827

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Gold Corp. (“Company” or “First Mining”) for the three and nine months ended September 30, 2025 and 2024 (“Financial Statements”). The Company’s Financial Statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting.

For purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

The FS and MD&A along with additional information on the Company, including the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2024, are available under the Company’s SEDAR+ profile at www.sedarplus.ca, on EDGAR at www.sec.gov. All published information is publicly available through First Mining’s website at www.firstmininggold.com. Note that nothing mentioned is incorporated by reference unless specified otherwise.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries. The first, second, third, and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The nine months ended September 30, 2025 and 2024 are referred to as “YTD 2025” and “YTD 2024”, respectively.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section in this MD&A titled “Forward-Looking Information” for further details. In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section in this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS Accounting Standards. See the section in this MD&A titled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is current as of November 12, 2025 (“MD&A Date”) and was approved by the Company’s Board of Directors.

COMPANY OVERVIEW AND STRATEGY

First Mining is advancing a portfolio of gold projects in Canada, with a focus on the Springpole Gold Project (“Springpole Project” or “Springpole”) in northwestern Ontario, including the surrounding Birch-Uchi mineral tenure, and the Duparquet Gold Project (“Duparquet Project” or “Duparquet”) in Quebec.

Springpole is one of the largest undeveloped gold projects in Ontario1. The Company has commenced a Feasibility Study (“FS”). The Company announced on November 5, 2024, that it has successfully submitted the final Environmental Impact Statement/Environmental Assessment (“EIS/EA”), while concurrently continuing with permitting activities. First Mining has received over 1,900 comments from various stakeholders and continues to engage and consult various Indigenous communities, municipalities, regulators and stakeholders by holding community open house meetings as well as technical reviews and meetings.

____________

1 Source: S&P Market Intelligence database; ranking among undeveloped primary gold resources per jurisdiction.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

In September 2022, First Mining acquired 100% ownership of the Duparquet Project, one of the largest undeveloped gold projects in Quebec. The Company filed a Preliminary Economic Assessment (“PEA”) on the Duparquet Project in October 2023 and has been actively advancing exploration on the property since 2023. First Mining also wholly owns the Cameron Gold Project in Ontario and has a 30% interest in the Pickle Crow Gold Project in Ontario (being advanced in a joint venture with Firefly Metals Ltd.). First Mining’s 20% interest in the Hope Brook Gold Project in Newfoundland (being advanced in partnership with Big Ridge Gold Corp. (“Big Ridge”)) was sold to Big Ridge on July 31, 2025.

2025 HIGHLIGHTS

The following highlights the Company’s most recent developments up to the MD&A Date.

Project Highlights

Springpole

•

On July 3, 2025, Mishkeegogamang First Nation and the Company announced that they signed a Long-Term Relationship Agreement (“Agreement” or “LTRA”) covering the Springpole Gold Project, located in northwestern Ontario. The Agreement sets out a collaborative approach for the development of one of Canada’s largest gold resources, through construction, operations, and closure, in a manner that respects the environment and provides direct benefits to the First Nation.

•

On February 12, 2025, the Company announced results from the Phase 1 East Extension diamond drilling program. The East Extension Phase 1 exploration drilling program comprised 5 holes for a total of 2,293m and was successful in returning significant widths of continuous mineralization in an underexplored area of the project located within the current Pre-Feasibility Study (“PFS”) open-pit development footprint. Highlights from the drill program include two broad mineralization intervals of 0.75 g/t Au and 3.30 g/t Ag over 134.2m, and 0.67 g/t Au and 12.79 g/t Ag over 105.4m in drill hole SP24-011, and demonstrate significant upside potential to further extend mineralization with continuity and provide the opportunity to reclassify material that is currently classified as “waste” into “ore” in the proposed run of mine pit design. This could potentially reduce the strip ratio and increase processed ore tonnes.

Birch-Uchi

•	The Saddle-Challenger-Charger target area is one of several high priority exploration targets for the Company, with 2025 programs focusing on advancing the targets to the drill ready stage.

Duparquet

•

On November 10, 2025, the Company announced additional results from the 2025 Duparquet drilling program at the Miroir target including drill hole DUP25-078 returning 2.01 g/t Au over 29.8 m, including 15.70 g/t Au over 0.75 m and 18.20 g/t Au over 1.0 m.

•	On September 24, 2025, the Company announced the expansion of the newly discovered Miroir Target with drill hole DUP25-064 Returning 3.23 g/t Au over 25.9m.

•	On September 18, 2025, the Company announced the signing of a historic Memorandum of Understanding with the City of Duparquet for Community Development and Collaboration on the Duparquet Gold Project.

•

On September 8, 2025, the Company announced additional drilling results from the 2025 exploration program at Duparquet. Highlights from the drilling include the continued advancement of the Aiguille discovery zone. Drill hole DUP25-058 returned 1.43 g/t Au over 24.1m, including 4.56 g/t Au over 4.0m, further extending the target eastward along strike.

•

On July 14, 2025, the Company announced the discovery of the “Minuit” zone, located 75m north of the historical Donchester Mine, that returned multiple significant intercepts in drill hole DUP25-059, highlighted by 2.25 g/t Au over 12.8m, including 4.08 g/t Au over 4.0m. In addition to the new discovery, drill hole DUP25-059 further returned an impressive intersection of 1.21 g/t Au over 60.2m, including 4.1 g/t Au over 4.3m, within Zone 3 of the project’s current resource area, validating large scale continuity of modelled gold mineralization striking east-west at the southern contact of the Beattie Syenite.

•

On May 28, 2025, the Company announced initial drilling results from the 2025 drill program, which confirmed and expanded the known extent of mineralization at the newly discovered Miroir target and intersected the depth extension of mineralization at the Valentre target. Highlights include near surface mineralization intercepts from drill hole DUP25-052 that returned 2.77 g/t Au over 11.1m, including 4.36 g/t Au over 6.5m, and drill hole DUP25-054 that returned 1.41 g/t Au over 11.9m, including 2.52 g/t Au over 5.25m.

•	On April 28, 2025, the Company announced the addition of a second drill rig during April 2025 to further advance progress on its 18,000m drill program.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

•

On March 5, 2025, the Company announced the largest exploration drill program undertaken since acquiring full ownership of the project in 2022, with the aim of completing an approximate 18,000m of exploration drilling this year, focusing on advancing priority targets that are aligned to resource growth potential and further unlocking a regional gold endowment supportive of future development optionality at the project.

•

On January 20, 2025, the Company announced new drilling results from the 2024 Phase 3 diamond drilling program. The Company identified two new discovery gold zones during the expansion drilling at the Valentre target. Assay results for the newly discovered “Miroir Zone” located north of the Valentre target, returned 3.12 g/t Au over 19.35m, including 5.47 g/t Au over 9.6m. A second discovery, the “Aiguille Zone”, occurred south of the Valentre target, returning 8.99 g/t Au over 3.1m.

Corporate Announcements

•

On September 1, 2025, the Company signed a Memorandum of Understanding with the City of Duparquet to establish a collaborative framework supporting both the development of the Duparquet Gold Project and key community initiatives. The agreement provides land to the City to promote sustainable community development aligned with potential future mine activities.

•

On August 5, 2025, the Company closed an upsized non-brokered offering of 95,000,000 units for proceeds of $17,100,000 and 33,350,000 flow-through units for proceeds of $7,337,000. The total proceeds from the non-brokered offering was $24,437,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.27 per share, exercisable at any time up to 36 months following the closing date.

•

On July 22, 2025, the Company closed an upsized public offering of 66,670,000 units for total gross proceeds of $12,000,600. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.27 per share, exercisable at any time up to 36 months following the closing date.

•

On July 7, 2025, the Company announced the sale of its remaining 20% project interest in the Hope Brook Gold Project (“Hope Brook”) for total consideration comprised of $3 million in cash and 7 million common shares of Big Ridge. The transaction closed on July 31, 2025.

•

On March 28, 2025, the Company announced that it has received the final payment of US$5 million from First Majestic in connection with the silver stream that First Majestic has with the Company’s Springpole Project. The parties entered into an amending agreement to the Silver Purchase Agreement on March 13, 2025 (“Amending Agreement”) to amend the terms of the final payment due from First Majestic under the Silver Purchase Agreement (“Tranche 3 Payment”), such that the Tranche 3 payment would be for US$5 million in cash. As consideration for amending the terms of the Tranche 3 payment, the Company has amended the terms of the common share purchase warrants (“Warrants”) that were issued to First Majestic on July 2, 2020, under the terms of the Silver Purchase Agreement. The 32,050,228 Warrants that were issued to First Majestic had an exercise price of $0.374 per Warrant and were set to expire on July 2, 2025. The Company has revised the exercise price of the Warrants to $0.20 and extended the expiry date of the Warrants to March 31, 2028. Pursuant to the terms of the amended Warrants, the Company may accelerate the expiry date of the Warrants if the closing price of the Company’s common shares on the TSX equals or exceeds $0.30 for 45 consecutive trading days, to the date which is 30 days following the dissemination of a news release announcing the acceleration. All other terms of the Warrants remain unchanged.

•

Lisa Peterson, CPA, CA, will resume her role as the Company’s Chief Financial Officer (“CFO”) following the completion of her maternity leave, effective November 14, 2025. During her absence, Darren Prins, CPA, CA, served as Interim CFO of the Company and Richard Huang, the Company’s Vice President, Corporate Development, was appointed Corporate Secretary, in addition to his current role, effective April 1, 2025.

•	As of September 30, 2025, the Company’s cash and marketable securities balance was $37.6 million and the equity interest in PC Gold Inc. (Pickle Crow Gold Project) was $21.5 million.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

OUTLOOK

We remain focused on advancing the Company’s strategic objectives towards near-term milestones, which include:

•

Advancing the Springpole EA process which includes a focus on community, Indigenous rights holder and stakeholder engagement, with a focus on addressing all technical questions on the Final EIS/EA report before the end of 2025 and working with local and Indigenous communities.

•

Advancing exploration, environmental and technical work at the Duparquet Gold Project, including environmental baseline monitoring, bunker construction for environmental remediation, geological data compilation and completion of the 2025 field work and drill programs.

•

Progressing some key Feasibility Study areas at Springpole, such as geotechnical optimization, further process optimization, and power connection studies, as well as advancing Springpole and Birch-Uchi exploration activities to identify and follow-up on regional targets.

•	Striving to achieve a strong balance sheet and improving cash position to fund investing activities.

MINERAL PROPERTY PORTFOLIO GOLD RESERVES AND RESOURCES

The Springpole Project is the only mineral project owned by First Mining that has Mineral Reserves attributed to it. The Mineral Reserves for Springpole are based on the conversion of Indicated Mineral Resources within the current pit design. The Mineral Resources and Reserves for the Springpole Project are shown below (for further details, see the technical report entitled “NI 43-101 Technical Report and PFS on the Springpole Gold Project, Ontario Canada” dated February 26, 2021, which was prepared for First Mining by AGP Mining Consultants Inc. (“AGP”) in accordance with NI 43-101 and is available under First Mining’s SEDAR+ profile at www.sedarplus.ca):

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Probable Reserves
Springpole Gold Project(1)	121,600,000	0.97	5.23	3,800,000	20,500,000

Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	183,600	1.43	-	8,500	-
Indicated Resources
Springpole Gold Project(4)	151,000,000	0.94	5.00	4,600,000	24,300,000
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	69,022,700	1.55	-	3,432,100	-
Inferred Resources
Springpole Gold Project(4)	16,000,000	0.54	2.80	300,000	1,400,000
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project (30%) (7)	2,835,600	4.10	-	369,150	-
Duparquet Gold Project(3)	50,822,000	1.62	-	2,640,500	-
Total Measured Resources	3,543,600	2.68	-	305,500	-
Total Indicated Resources	222,192,700	1.14	5.00	8,199,100	24,300,000
Total Measured and Indicated Resources	225,736,300	1.17	5.00	8,504,600	24,300,000
Total Inferred Resources	76,192,600	1.56	2.80	3,842,650	1,400,000

The Mineral Reserves and Resources set out in this table, are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s AIF for the year ended December 31, 2024, which is available under the Company’s SEDAR+ profile at www.sedarplus.ca. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(1)

The Springpole Mineral Reserve Estimate has an effective date of December 30, 2020, and is based on the Mineral Resource Estimate that has an effective date of July 30, 2020. The Mineral Reserve Estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a US$878/oz Au pit shell with a US$1,350/oz Au price for revenue. The equivalent cut-off grade was 0.34 g/t gold (“Au”) for all pit phases. The mining cost averaged $2.75/t mined, processing cost averaged $14.50/t milled, and the G&A cost averaged $1.06/t milled. The process recovery for gold averaged 88% and the silver recovery was 93%. The exchange rate assumption applied was $1.30 equal to US$1.00.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

(2)

Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured Mineral Resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured Mineral Resources at 3.09 g/t Au.

(3)

The Duparquet Consolidated Mineral Resource Estimate represents a combination of the resources at the Duparquet, Pitt Gold and Duquesne deposits. For Duparquet, the mineral resource estimate is classified as Measured, Indicated and Inferred. For Pitt Gold and Duquesne, the mineral resource estimates are completely classified as Inferred. Duparquet deposit resources are reported at a cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (underground). Duquesne open pit resources are reported at a cut-off grade of 0.5 g/t Au, and Pitt Gold and Duquesne underground resources are reported at a cut-off grade of 1.75 g/t Au.

(4)

Springpole Mineral Resources are inclusive of Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au. Cut-off grades are based on a price of US$1,550/oz Au and $20/oz (“Ag”), and processing recovery of 88% Au and 93% Ag. The estimated Life of Mine (“LOM”) strip ratio for the resource estimate is 2.36. Silver Mineral Resources for Springpole are shown in separate columns for Silver Grade (g/t) and Contained Silver Ounces (oz).

(5)

Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated Mineral Resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated Mineral Resources at 2.08 g/t Au.

(6)

Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred Mineral Resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred Mineral Resources at 2.54 g/t Au.

(7)

The Pickle Crow Gold Project contains total Inferred Mineral Resources of 9,452,000 tonnes at 4.10 g/t Au, for a total of 1,230,500 ounces Au. This is comprised of 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) Inferred Mineral Resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred Mineral Resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 m. First Mining owns 30% of the Pickle Crow Gold Project, and 70% is owned by Firefly Metals Ltd. The Inferred Mineral Resources for Pickle Crow shown in the above table reflects First Mining’s percentage ownership interest in the Pickle Crow Gold Project.

MINERAL PROPERTY PORTFOLIO REVIEW

The following section discusses the Company’s priority and other significant projects for assets located in Canada. As at September 30, 2025 and December 31, 2024, the Company capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Springpole	Birch-Uchi	Duparquet	Cameron	Hope Brook	Total
Balance, December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059
2025 acquisition and capitalized net expenditures	11,299	435	5,920	173	4	17,831
Asset sold	-	-	-	-	(3,102)	(3,102)
Environmental remediation	-	-	1,034	-	-	1,034
Balance, September 30, 2025	$165,536	$10,881	$62,166	$33,239	$-	$271,822

MATERIAL CANADIAN GOLD PROJECTS

Springpole Gold Project, Ontario

With approximately 4.6 million ounces of gold and 24 million ounces of silver in the Indicated Mineral Resource category, the Springpole Gold Project is one of the largest undeveloped gold projects in Ontario2. As defined in the PFS, the Springpole Gold Project covers an area of 41,943 hectares in northwestern Ontario, and consists of 30 patented mining claims, 282 mining claims and 13 mining leases. Including additional mining claims acquired by First Mining in the Birch-Uchi region since 2021, the total mineral tenure area held by First Mining is approximately 60,000 hectares.

The Springpole Gold Project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 44-person onsite camp, a forestry access road within 18 km of the camp, and nearby power lines within 40 km.

____________

2 Source: S&P Market Intelligence database; ranking among undeveloped primary gold resources per jurisdiction.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

During the nine months ended September 30, 2025, the most significant expenditures at the Springpole Gold Project were:

•	$3,619,000 for Indigenous community consultation and capacity support;
•

$3,301,000 for environmental data collection and assessment activities, assaying, field and technical work primarily related to the submission of the final EA at the end of 2024 (details below under EIS/EA section);

•	$2,010,000 for technical consultants, contractors, and salaries;
•	$955,000 for camp fuel costs, travel and other related expenditures;
•	$809,000 for land tenure and advanced royalty payments; and
•	$605,000 for exploration-related activities and technical studies.
$11,299,000

Springpole Exploration

The 2025 focus for Springpole Exploration included integrating and interpreting of the successful 2024 drilling results at the East Extension target and delineating strong follow up programs supporting resource growth. Additional exploration field work programs in 2025 included further advancing of geological data resolution around the proposed project development footprint in support of future geological model updates and project planning. Exploration drilling activities at Springpole concluded at the end of 2024 with the completion of the Springpole East Extension Phase 1 drilling program, of which the final drilling results were reported in February 2025.

Highlights from the 2024 East Extension Phase 1 drilling campaign include drill holes SP24-007, SP24-009, and SP24-011, all of which returned favourable gold and silver grades that are representative of the established resource grade profile. The most northerly hole of the program, SP24-011, returned two broad mineralization intervals including 0.75 g/t Au and 3.30 g/t Ag over 134.2m, and 0.67 g/t Au and 12.79 g/t Ag over 105.4m. The program was successful in returning significant widths of continuous mineralization in an underexplored area of the Springpole Project located within the current PFS open-pit development footprint. Results demonstrate significant upside potential to further extend mineralization with continuity and provide the opportunity to reclassify material that is currently classified as “waste” into “ore” in the proposed run of mine (“ROM”) pit design. This could potentially reduce the strip ratio and increase processed ore tonnes.

Technical Programs

First Mining continues to be engaged and readying a number of significant technical programs to further optimize the development plan for Springpole project scope supporting a Feasibility Study (“FS”) process. These programs include FS-level metallurgical test work, geotechnical and site investigation work to support pit slope, dike and Co-Disposal Facility design, revisions to the PFS mine plan, an update to the Mineral Resource estimate, completion of a power connectivity study, exploring renewable power generation opportunities, additional environmental data collection, and predictive environmental effects modelling and studies.

Environmental Impact Statement/Environmental Assessment (“EIS/EA”) Review

Consultation and engagement on the Final EIS/EA with Indigenous communities, municipalities, regulators and stakeholders continues following the submission of the Final EIS/EA in Q4 2024. A positive conformity determination was provided by the Impact Assessment Agency of Canada which confirmed the Final EIS/EA meets all of the requirements of the federal EIS guidelines, allowing the review of the Final EIS/EA to proceed without delay to the public and technical comment period. Throughout 2025, the Company received over 1,900 comments from the MECP, Ministry of Northern Development, Ministry of Citizenship and Multiculturism, Ministry of Energy and Mines, Ministry of Indigenous Affairs and First Nations Economic Reconciliation, Impact Assessment Agency of Canada (“IAAC”), Mishkeegogamanag Ojibway First Nation, Wabauskang First Nation, Slate Falls Nation, Cat Lake First Nation,Lac Seul First Nation and the Ojibway Nation of Saugeen. The Company has resolved the majority of the federal and provincial comments/information requests and continues to respond to the comments and meet with the reviewers to discuss the approach to resolving the outstanding comments. In addition, the Company has continued to progress the Fish Habitat Offsetting and Compensation Plan through review and collaboration with the federal Department of Fisheries and Oceans Canada, as well as input from the Ministry of Energy and Mines and the Ministry of Natural Resources.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

Cat Lake First Nation (“CLFN”)

On October 31, 2024, the Company announced that it had entered into a Process Agreement with CLFN and Lac Seul First Nation (“Lac Seul”) which provides important capacity support for the implementation of a community-based Anishinaabe-Led Impact Assessment (“ALIA”). The Process Agreement represents a significant commitment for First Mining and provides the framework for First Mining, CLFN and Lac Seul to have procedural clarity and meaningful participation in the review of the Springpole Gold Project through the unique cultural perspective of the Anishinaabe people.

In 2025, CLFN and Lac Seul provided their review of the final EIS/EA as part of this process and have had numerous technical, and community meetings with the Company.

Mishkeegogamang First Nation (“Mishkeegogamang”)

On July 3, 2025, the Company announced that it had entered into a Long-Term Relationship Agreement (“LTRA”) with Mishkeegogamang. Following a process agreement signed in 2021 between Mishkeegogamang and First Mining, the LTRA was negotiated along with a community-based consultation process to ensure that the interests and concerns of the First Nation were taken into account. The LTRA includes provisions for Mishkeegogamang to take part in the Project’s environmental management and monitoring, the implementation of adaptive management and preferential training and employability measures, the promotion of business opportunities during the mine’s construction and operations, as well as the recognition of Anishnaabe culture and the inclusion of cultural safety measures. The LTRA also sets out the sharing of financial benefits from the Springpole Project.

Key Catalysts for Springpole Project Development in 2025

First Mining will continue with a number of important project advancements through the balance of 2025, including:

•	Advancing geotechnical work plans for design of open pit, dikes and Co-Disposal Facility (“CDF”);
•	Continuation of engineering activities such as dike design, CDF design, road access and transmission line design, and other site infrastructure requirements;
•

Exploration advancement focused on reviewing, integrating and interpreting the results returned from the 2024 Springpole East Extension Phase 1 drilling program, including 3D model update and definition of follow-up drill hole targets for additional resource growth potential;

•	Ongoing engagement and subsequent updates to the environmental effects studies and EIS/EA report.

Silver Stream with First Majestic Silver Corp.

On July 2, 2020, First Mining closed a Silver Purchase Agreement with First Majestic Silver Corp (“First Majestic”) pursuant to which First Majestic agreed to pay First Mining total consideration of US$22.5 million (“Advance Payment”), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project for the life of the project (“Silver Stream”), which has an initial term of 40 years from closing and is automatically extended by successive 10-year periods as long as the Springpole Gold Project life of mine continues. In addition, upon closing the transaction on July 2, 2020, First Mining issued to First Majestic 30 million common share purchase warrants (subsequently adjusted to 32,050,228) (“First Mining Warrants”) to purchase one First Mining share at an exercise price of $0.40 for a period of five years (subsequently re-priced to $0.37). The first two tranches totaling $17.5 million were paid to First Mining prior to 2025. The final tranche (“Tranche 3”) of US$5 million, was received in cash on March 28, 2025.

On March 14, 2025, the Company and First Majestic agreed to amend the terms of Tranche 3. As part of the amendment, the Company extended the expiry dates of the First Mining Warrants to March 31, 2028, and revised the exercise price to $0.20. Pursuant to the terms of the amended warrants, the Company may accelerate the expiry date of the warrants if the closing price of the Company’s common shares on the TSX equals or exceeds $0.30 for 45 consecutive trading days, to a date that is 30 days following the dissemination of a news release announcing the acceleration. All other terms of the warrants remain unchanged.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

Upon receipt of its share of silver production, First Majestic will make cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (“Silver Cash Price”), subject to a price cap of US$7.50 per ounce of silver (“Price Cap”). The Price Cap is subject to an annual inflation escalation of 2%, commencing at the start of the third year of production. First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole. The proceeds received by First Mining have been used to advance the Springpole Gold Project through the FS process.

Birch-Uchi Gold Project, Ontario (Regional exploration acquisitions)

With its Birch-Uchi Gold Project, First Mining has consolidated a ~75,000 ha mineral tenure through acquisitions and option agreements surrounding its Springpole Project to advance regional scale exploration opportunities. The Birch-Uchi Greenstone Belt presents an encouraging opportunity for discovery. Prospective targets in this mineral tenure include the past-producing high-grade Sol d’Or mine, the Swain property, the Vixen North property - located nearby the past-producing Argosy mine, which produced approximately 100,000 oz. at 11.4 g/t Au - and the Birch property, which includes the HGI prospect where historical drilling has intersected gold grades up to 245 g/t.

On June 14, 2024 and August 5, 2025, pursuant to non-brokered private placements, the Company raised gross proceeds of $6.95 million and $7.34 million, respectively. Cumulative to September 30, 2025, $5.50 million of these proceeds were designated towards continued development of the Birch-Uchi Gold Project. As of September 30, 2025, the Company had approximately $2.22 million of unspent flow-through expenditure commitments remaining related to this project.

During the nine months ended September 30, 2025, the most significant expenditures at the Birch-Uchi Gold Project were:

•	$220,000 for salary and share-based payments;
•	$100,000 for land tenure and royalties;
•	$73,000 for environmental, assaying, field supplies and other expenditures;
•	$42,000 for travel and technical studies
$435,000

Future Work Plans

Building on completed field programs, the First Mining exploration team is actively integrating data for regional consolidation, analysis, and target refinement. In 2025, the focus is on further characterizing select targets across key prospective areas and furthering additional dataset coverage to support the refinement, development and testing of drill targets. This work will continue throughout the year with supporting field work programs on select priority targets.

Duparquet Gold Project, Quebec

The Duparquet Gold Project, as defined in the 2023 PEA, consists of seven contiguous mineral exploration properties: Beattie, Donchester, Central Duparquet, Dumico, Porcupine East, Pitt Gold, and Duquesne, as well as the tailings from the former Beattie mine. The Project is located in the Abitibi region of the Province of Quebec, approximately 50 km north of the city of Rouyn-Noranda. The Duparquet Gold Project site has infrastructure which includes paved, provincial highways from Rouyn-Noranda to the south and La Sarre to the north – both mining communities that can provide mining services and skilled labour to explore and develop a mine. The Project site is also proximal to Quebec’s hydroelectric power grid. The Duparquet Gold Project comprises 199 map-designated claims totaling 5,804 hectares. The tenure spans across 19 km strike length of favourable gold hosting stratigraphy along the Destor-Porcupine Fault Zone.

On June 14, 2024 and August 5, 2025, pursuant to non-brokered private placements, the Company raised gross proceeds of $6.95 million and $7.34 million, respectively. Cumulative to September 30, 2025, $6.05 million of these proceeds were designated towards the continued development of the Duparquet Gold Project. As of September 30, 2025, the Company had $1.29 million of unspent flow-through expenditure commitments remaining related to this project. First Mining has been actively advancing exploration at the Duparquet Gold Project since 2023, and has completed ~40,000m in 91 holes in its 2023, 2024 and 2025 drilling programs.

Page 8

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

During the nine months ended September 30, 2025, the most significant expenditures at the Duparquet Gold Project were:

•	$2,232,000 for exploration, drilling and exploration technical related activities;
•	$2,168,000 environmental, assaying, and field supplies;
•	$1,252,000 for salary and share based payments
•	$160,000 for travel, fuel and other expenditures; and
•	$108,000 for land taxes.
$5,920,000

2023 Preliminary Economic Assessment, Duparquet Gold Project

On September 7, 2023, First Mining announced results of a positive PEA at the Duparquet Gold Project. A NI-43-101 technical report for the PEA was filed on October 20, 2023. The PEA results support a 15,000 tonnes per day open pit and underground mining operation over an 11-year mine life. The economics of the PEA only consider the Duparquet gold deposit located on the Beattie, Donchester, Central Duparquet and Dumico claim blocks and do not include the mineral resources defined at the Pitt Gold and Duquesne deposits (see Mineral Resource Estimate section). For further details on the Duparquet PEA see the technical report entitled “NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada” dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining’s SEDAR+ profile at www.sedarplus.ca.

PEA Highlights

• • • • • • •

$1.07 billion pre-tax NPV5% and $588 million after-tax NPV5% at US$1,800/oz gold (“Au”);

24.9% pre-tax IRR; 18.0% after-tax IRR at US$1,800/oz Au;

Annual Life-of-Mine (“LOM”) recovered gold production of 233 koz;

Total LOM recovered gold of 2.6 Moz over an 11-year mine life;

Pre-tax payback of 3.8 years; after-tax payback of 4.8 years;

Initial capital costs estimated at $706 million; sustaining and underground development capital costs estimated at $738 million; and

Average annual LOM Total Cash Cost of US$751/oz(1); average annual LOM All-In Sustaining Costs (“AISC”) of US$976/oz.(2)

(1) Total Cash Costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties.

(2) AISC includes total cash costs plus sustaining capital, development capital and closure costs.

The reader is advised that the PEA is preliminary in nature and is intended to provide only an initial, high-level review of the Project potential and design options. The PEA mine plan and economic model include numerous assumptions and the use of Inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and to be used in an economic analysis except as allowed for in PEA studies. There is no guarantee that Inferred resources can be converted to Indicated or Measured resources, and as such, there is no certainty that the PEA or Project economics described herein will be realized or achieved.

Economic Sensitivities

The Project economics and cash flows are highly sensitive to changes in the price of gold, for further details please refer to the Company’s MD&A for the year ended December 31, 2024, available at www.sedarplus.ca.

Mineral Resource Estimate

Following the updated Mineral Resource Estimates at Pitt Gold and Duquesne, in August 2023 the consolidated Duparquet Project contains 3.44 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces of gold in the Inferred category, grading 1.62 g/t Au (see Table 3).

Page 9

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

Table 3: Duparquet Gold Project Consolidated Mineral Resource Estimate (Effective August 31, 2023)

Area (mining method)	Cut-off (g/t)	Measured Resource			Indicated Resource			Inferred Resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.40	163,700	1.37	7,200	59,410,600	1.52	2,909,600	34,633,000	1.16	1,286,400
UG Mining	1.50	-	-	-	5,506,900	2.26	399,300	16,189,000	2.60	1,354,100
Tailings	0.40	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total		183,600	1.43	8,500	69,022,700	1.55	3,432,100	50,822,000	1.62	2,640,500

Exploration Program

First Mining has been actively advancing exploration at the Duparquet Gold Project since 2023. The maiden diamond drilling program, completed in 2023, totaled 6,963m in 17 holes, with results supporting the delineation of several significant discoveries and follow-up targets. Drilling continued through 2024, with an additional 31 holes and over 12,420m drilled, with results further advancing resource extension opportunities, and discovery of new zones.

In early March 2025, First Mining commenced its 2025 exploration program at Duparquet with the Phase 3B winter program, consisting of one drill rig targeting the recent discovery zone, Miroir, and following up on further extensional opportunities at the Central Duparquet-Valentre-Dumico target area. The Company brought on a second drill rig in Q2 2025 for the start of the Phase 4 program, focusing on further advancing select priority targets (North Zone, Buzz, Miroir, Aiguille, and South Zone), for resource growth potential and regional target discovery opportunities. The 2025 drill program was completed in late September, and comprised ~16,500 metres in 44 holes, with assays still in the process of being returned.

The 2025 drilling has focused on expanding known mineralized zones and testing new areas of interest. At the Miroir discovery zone, located near surface, recent drilling has extended the gold-bearing structure to approximately 100m along strike and to a 100m at depth. Near-surface drilling delivered multiple positive gold intercepts highlighted by DUP25-064, which returned 3.23 g/t Au over 25.9 m, including 11.20 g/t Au over 2.0 m, and including 10.16 g/t Au over 1.4m as well as other notable results that include drill hole DUP25-052 that returned 2.77 g/t Au over 11.1m, including 4.36 g/t over 6.5m, and drill hole DUP25-054 that returned 1.41 g/t Au over 11.9m, including 2.52 g/t over 5.25m. These results build upon earlier drill intercepts in the area, such as 3.12 g/t Au over 19.35m in hole DUP24-048 and support the continued potential for near-surface resource growth.

Drilling has also successfully extended mineralization at the Valentre Target, located approximately 225m south of Miroir. Recent results from drill hole DUP25-054 confirmed the presence of high-grade gold mineralization at depth, with 3.96 g/t Au over 9.3m, including 5.71 g/t over 5.8m at a vertical depth of 330m. These results confirm the continuity of the mineralized system at Valentre and demonstrate the potential for further expansion at depth.

Highlights from the most recent drilling (reported 14 July 2025) include the newly discovered “Minuit” zone, located 75m north of the historical Donchester Mine, that returned multiple significant intercepts in drill hole DUP25-059, highlighted by 2.25 g/t Au over 12.8m, including 4.08 g/t Au over 4.0m. The discovery was made via a drill hole targeting a western down-dip extension of the South Zone which successfully encountered strong mineralization within an underexplored area located approximately 75m into the footwall of the past-producing Donchester Mine. In addition to the new discovery, drill hole DUP25-059 further returned an impressive intersection of 1.21 g/t Au over 60.2m, including 4.1 g/t Au over 4.3m, within Zone 3 of the Project’s current resource area, validating large scale continuity of modelled gold mineralization striking east-west at the southern contact of the Beattie Syenite.

Page 10

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

Environmental and Permitting

First Mining has initiated discussions with the relevant Quebec ministries to address environmental and legacy issues as part of the redevelopment of the property. On February 15, 2023, the Company’s wholly-owned subsidiary received a Notice of Non-Compliance from the Ministry of the Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) in Quebec regarding historical storage of mine byproduct material on the Duparquet property. Since acquiring the Duparquet Project, the Company has been proactively working with MELCCFP in respect of this historical environmental issue and on March 31, 2023, the Company’s wholly-owned subsidiary Eldorado Gold Mines filed an initial management plan with MELCCFP. The Company subsequently filed a response to comments made by the MELCCFP on the groundwater monitoring plan for historical tailings on June 30, 2023. Positive discussions with the MELCCFP are ongoing and a permit application was submitted in Q1 2025 to allow for the removal of the historical mine byproduct material and secure storage on a proposed new storage pad at the future processing plant location. The permit for the work was received on July 8, 2025 and the contract was awarded to the approved vendor. Based on the contract, the environmental remediation provision has been increased by $1,034,000, net of $853,000 of the remediation work completed during the period. Construction of the storage pad will continue through Q4 in preparation for material storage in 2026. The Company is committed to working in partnership with the municipality of Duparquet, citizens and Indigenous communities.

Future Work Plans

During 2025, First Mining completed ~16,500m of exploration drilling as well as regional field work at the Duparquet Gold project, focusing on advancing priority targets that are aligned to resource growth potential which will further unlock an important regional gold endowment supportive of future development optionality. This program was the largest exploration drill program undertaken by the Company since acquiring full ownership of the Project in 2022. The Company will continue to provide updates as assay results from the drilling program are returned, reviewed and interpreted. The focus will be adjusted to reviewing and interpreting the 2025 drilling results and incorporating into the 3D geological model, supporting the development of follow-up exploration targets for drilling.

Other Projects

Cameron Gold Project, Ontario

The Cameron Gold Project consists of a district-scale, 528 square kilometre (53,000 ha) mineral tenure package in northern Ontario, encompassing the Cameron Gold Deposit, the West Cedartree deposits (including Dubenski and Dogpaw), the East Cedartree deposit, and several other highly prospective gold showings that have historically been explored by both surface and underground drilling and mine development.

The project is centered around the foundational resource of the Cameron gold deposit containing 464,000 oz Au in the Measured and Indicated categories, and an additional 533,000 oz Au in the Inferred category. Further details are available in the NI-43-101 Technical Report entitled “Technical Report on the Cameron Gold Deposit, Ontario, Canada” dated January 17, 2017, which is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

During the nine months ended September 30, 2025, the most significant expenditures at the Cameron Gold Project were:

•	$77,000 environmental, assaying, and field supplies;
•	$63,000 for salary and share based payments;
•	$21,000 in land taxes; and
•	$12,000 in travel and other expenditures.
$173,000

Pickle Crow Gold Project, Ontario (30% Project Interest)

First Mining owns a 30% interest in PC Gold, the joint venture company that owns the Pickle Crow Gold Project. First Mining’s joint venture partner FireFly Metals (“Firefly”) owns the remaining 70% of PC Gold and is the current operator of the Pickle Crow Gold Project.

The Pickle Crow Gold Project hosts an Inferred Mineral Resource of 9.4 Mt grading 4.1 g/t Au and containing 1,230,500 oz Au. The technical report in support of these resources, entitled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada” and dated June 15, 2018, was prepared for us by Micon International Limited in accordance with NI 43-101, and is available under our SEDAR+ profile at www.sedarplus.ca.

Page 11

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

Hope Brook Gold Project, Newfoundland

First Mining owned a 20% interest in the Hope Brook Gold Project - a joint venture with Big Ridge who owned the remaining 80% interest and was the operator. On July 31, 2025, the Company completed the sale of its ownership stake, which had a fair value of $3,102,000, to Big Ridge for consideration of $3 million in cash and 7 million common shares of Big Ridge with a fair value of $1,120,000. The Company recorded a gain on the sale of $1,019,000 through profit and loss.

SELECT QUARTERLY FINANCIAL INFORMATION (in ‘000s)

	2025-Q3	2025-Q2	2025-Q1	2024-Q4	2024-Q3	2024-Q2	2024-Q1	2023-Q4
Net income (loss)	(21,974)	(5,010)	(19,087)	19,139	(5,589)	(10,564)	(18,300)	(8,038)
Impairment of non-current assets	-	-	-	-	-	-	(11,955)	-
Total cash used in operating activities	(1,308)	(1,103)	(1,817)	(1,289)	(218)	(409)	(2,036)	(798)
Basic and diluted net income (loss) per share (in dollars)	(0.02)	-	(0.02)	0.02	(0.01)	(0.01)	(0.02)	(0.01)
	2025-Q3	2025-Q2	2025-Q1	2024-Q4	2024-Q3	2024-Q2	2024-Q1	2023-Q4
Cash and cash equivalents	35,720	5,190	10,102	11,351	11,038	10,368	7,732	12,211
Marketable securities	1,916	587	1,630	2,388	2,785	2,845	106	263
Working capital (deficit) (1)	27,446	(330)	3,499	744	3,388	1,943	(1,687)	2,162
Mineral properties	271,822	265,532	259,219	256,059	246,804	240,964	235,830	244,234
Investment in NexGold Mining Corp. (2)	-	-	-	-	-	-	3,034	3,269
Investment in PC Gold Inc.	21,524	21,524	21,525	21,527	21,527	21,527	21,527	21,527
Investment in Big Ridge Gold Corp.	-	-	-	-	-	-	-	1,406
Total assets	334,018	295,804	295,446	294,852	285,294	278,899	271,528	289,067
Total non-current liabilities	86,323	62,594	59,113	36,095	56,045	51,094	40,508	36,486

(1)

These are non-IFRS measures with no standardized meaning under IFRS Accounting Standards. Refer to the section in this MD&A titled “Non-IFRS Measures” and “Trends in Liquidity, Working Capital, and Capital Resources”.

(2)	During Q2 2024, the Company reclassified its equity investment in NexGold Mining Corp to marketable securities as a partial disposition of its interest to strengthen its liquidity position.

Key trends in the quarterly results are as follows:

Net loss – The current period net loss is primarily driven by the $22.2 million fair value loss attributed to the Company’s Silver Stream liability, compared to $5.0 million during the prior year comparable period. The fair value of the Silver Stream liability increased during the period primarily due to rising silver prices and associated market volatility. Because the obligation requires us to deliver silver ounces in the future, higher silver prices increase the estimated cost of fulfilling that commitment, resulting in a higher fair value measurement.

Cash and cash equivalents – The increase in cash and cash equivalents at September 30, 2025 compared to December 31, 2024 was primarily due to cash proceeds from financing activities including public offerings ($12.0 million), non-brokered private placements ($17.1 million), Flow-Through raise ($7.3 million) and the sale of the Company’s remaining 20% interest in Hope Brook ($3.0 million).

Total assets – The increase in total assets at September 30, 2025, was primarily due to the increase in cash from financing activities.

Page 12

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

Non-current liabilities – Changes predominantly due to the Silver Stream derivative liability fair value movement at each period end date.

RESULTS OF CONTINUING OPERATIONS

Third Quarter 2025 compared to Third Quarter 2024

For the three months ended September 30, 2025, net loss increased by $16.4 million compared to the prior year comparable period. The most significant components of this overall change are explained by the following:

Income Statement Category	Three months ended September 30,
(in $000s)	2025	2024	Variance	Explanation
Loss from operational activities
General and administration	923	985	(62)	Due to lower professional fees resulting from timing of work performed.
Exploration and evaluation	216	225	(9)	Immaterial.
Investor relations and marketing communications	401	434	(33)	Immaterial.
Corporate development and due diligence	168	169	(1)	Immaterial.
Loss from operational activities	1,708	1,813	(105)
Other items
Interest and other income	(238)	(458)	220	Current period is primarily made up of interest income whereas the comparative period also had timber sales.
Foreign exchange loss/(gain)	(43)	(22)	(21)	Immaterial.
Other expenses	14	22	(8)	Immaterial.
Fair value loss on Silver Stream liability	22,224	4,955	17,269	Primarily due to the revaluation as a result of a 30% increase in market volatility, 20% increase in forward curve and a 23% increase in the silver spot price compared to Q3 2024
Gain on sale of Hope Brook Project	(1,019)	-	(1,019)	Gain from the sale of Hope Brook in Q3 2025 vs no major transactions in Q3 2024.
Deferred income tax recovery	(672)	(721)	49	Consistent period over period per above.
Net loss for the period	21,974	5,589	16,385
Other comprehensive loss
Fair value (gain)/loss on marketable securities	(506)	61	(567)	Primarily due to favourable mark-to-mark adjustments on marketable securities.
Net loss and comprehensive loss	21,468	5,650	15,818

Page 13

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

Nine Months ended September 30, 2025 compared to Nine Months ended September 30, 2024

For the nine months ended September 30, 2025, net loss increased by $11.6 million compared to the prior year comparable period. The most significant components of this overall change are explained by the following:

Income Statement Category	Nine months ended September 30,
(in $000s)	2025	2024	Variance	Explanation
Loss from operational activities
General and administration	3,271	3,184	87	Higher due to the increase in professional fees and consulting costs in the current period as well as the timing of recurring expenditures.
Exploration and evaluation	651	625	26	Immaterial.
Investor relations and marketing communications	1,330	1,135	195	Higher expense on marketing in order to raise investor awareness and support for financings.
Corporate development and due diligence	578	618	(40)	Immaterial.
Impairment of non-current assets	-	11,955	(11,955)	Hope Brook Impairment in Q1 2024.
Loss from operational activities	5,830	17,517	(11,687)
Other items
Interest and other income	(332)	(961)	629	Primarily due to $160K Moly sale and $464K timber sale and interest income in YTD 2024 vs only interest income in YTD 2025.
Loss on sale of marketable securities	-	13	(13)	Due to sales of marketable securities.
Foreign exchange loss/(gain)	156	(130)	286	Due to the unfavorable (favourable) movements in the USD/CAD rates.
Other expenses	62	110	(48)	Reclass of cost related to Molybdenum sales in 2024.
Fair value loss on Silver Stream liability	42,969	19,841	23,128	Primarily due to the revaluation as a result of a 29% increase in market volatility, 40% increase in forward curve and a 33% increase in the silver spot price compared to YTD 2024.
Gain on sale of Hope Brook Project	(1,016)	(605)	(411)	Gain from the sale of Hope Brook in YTD 2025 vs gain on Treasury Metals and loss on Big Ridge in YTD 2024.
Deferred income tax recovery	(1,313)	(1,330)	17	Immaterial.
Net loss for the period	46,356	34,455	11,901
Other comprehensive loss
Fair value (gain)/loss on marketable securities	(731)	449	(1,180)	Primarily due to mark-to-mark adjustments on marketable securities.
Net loss and comprehensive loss	45,625	34,904	10,721

Page 14

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Nine months ended September 30,
	2025	2024
CASH PROVIDED BY (USED IN)
Operating activities	$(4,228)	$(2,663)
Investing activities	(14,103)	(12,547)
Financing activities	42,900	13,906
Foreign exchange effect on cash	(200)	131
CHANGE IN CASH AND CASH EQUIVALENTS	24,369	(1,173)
Working Capital (1)	27,446	3,388
Cash and cash equivalents, beginning	11,351	12,211
Cash and cash equivalents, ending	$35,720	$11,038

(1)

Working capital is a non-IFRS measurement with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. For further information, please see the section in this MD&A titled “Non-IFRS Measures – Working Capital” and “Trends in Liquidity, Working Capital, and Capital Resources".

Key reasons for variances over the prior year comparable period include:

•	Cash used in operating activities was $1.6 million higher than the prior year, primarily due to lower interest and other income, as well as slightly higher general and administrative expenses.
•

Cash flows related to investing activities for the current period were primarily impacted by the mineral property expenditures, partially offset by proceeds from the sale of marketable securities and sale of the Hope Brook project, whereas the prior year was driven by an expansive exploration program at Duparquet.

•	Cash flows related to financing activities were higher in 2025, driven by proceeds from public and private offerings, compared to lower financing activities in the prior year.
•	Working capital is higher at the end of the current period primarily due to the cash balance driven by recent financings.

Trends in Liquidity, Working Capital, and Capital Resources

As at September 30, 2025, the Company had cash and cash equivalents of $35,720,000 (December 31, 2024 - $11,351,000), working capital of $27,446,000 (December 31, 2024 - $744,000), which is calculated as current assets less current liabilities, and accumulated a deficit of $227,251,000 (December 31, 2024 - $180,895,000). The Company had an adjusted working capital balance of $31,752,000 (December 31, 2024 - $4,718,000) when excluding the 10% Option on PC Gold with Firefly from current liabilities, as it does not require a cash outlay. As at September 30, 2025, the Company had unspent flow-through expenditure of $6,181,000 (December 31, 2024 - $4,197,000) of which $253,000 is required to be spent by December 31, 2025 and $5,928,000 is required to be spent by December 31, 2026.

During the nine months ended September 30, 2025, the Company incurred a net loss of $46,356,000 (2024 - $34,455,000) and used cash in operating activities of $4,228,000 (2024 - $2,663,000). The Company’s operations to date have been financed by the issuance of common shares, sale of investments, assets, and royalties and the exercise of stock options. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and liquidate its investments as necessary. On July 22, 2025, the Company closed a public offering for gross proceeds of $12,000,600. In addition, on August 5, 2025, the Company closed a private placement totaling approximately $24,437,000, which included flow-through unit proceeds of $7,334,000, to further support its capital requirements.

Reconciliation of the Use of Proceeds

The analysis below relates to the two public financings completed by the Company in 2024. The net proceeds were $7,163,000 from the bought deal financing closed in September 2024 and $7,204,000 from the Base Shelf Prospectus closed in October 2024.

Page 15

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

(in $)	Intended Use of Proceeds	Actual Use of Proceeds	Variance	Explanation
Total Net Proceeds	$14,367,000

Expected allocation of proceeds
Continued development of Springpole	$7,979,864	$7,979,864	-	Funds fully utilized as of Q2 2025
Continued development of Duparquet	2,609,312	2,609,312	-	Funds fully utilized as of Q4 2024
Working capital and corporate costs	3,777,824	3,777,824	-	Funds fully utilized as of Q3 2025
Total	$14,367,000	$14,367,000	-

The analysis below relates to the two financings completed by the Company in 2025. The net proceeds were $11,248,000 from the public offering financing closed in July 2025 and $23,586,000 from the private placement closed in August 2025. As the Offering was completed during the quarter, the Company does not yet have material levels of incurred expenditures funded by the Offering to report for Q3 2025.

(in $)
Total Net Proceeds	$34,834,000

Expected allocation of proceeds
Continued development of Springpole	$16,555,660
Continued development of Duparquet	11,962,676
Working capital and corporate costs	6,315,664
Total	$34,834,000

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition, net of transaction costs in some cases. Fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of the Company’s financial instruments and their fair value is included in Financial Statements, filed on SEDAR+ at www.sedarplus.ca. Risks related to financial instruments are discussed under Risks and Uncertainties.

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments. The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation. We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

Risks Related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board.

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities of 3 other mineral property related companies. Given the current holdings, the exposure risk is not significant.

If the fair value of our investments in equity instruments designated as fair value through other comprehensive income had been 10% higher or lower as at September 30, 2025, other comprehensive loss for the nine months ended September 30, 2025 would have decreased or increased, respectively, by $192,000 (2024 - $279,000).

Foreign Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. As at September 30, 2025, the Company was exposed to currency risk on the following financial instruments denominated in US$. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US$ against the Canadian dollar is included in the table below in Canadian dollar equivalents:

(in $000s)	September 30, 2025
Cash, cash equivalents	$7,588
Net exposure	$7,588
Effect of +/- 10% change in currency	$759

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity Price Risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instruments impacted by commodity prices are the Silver Stream derivative liability and indirectly the PC Gold Option held relating to the net dilution from Firefly Metals Ltd completing its additional 10% equity interest in PC Gold and reducing First Mining’s ownership to 20%. The Company’s net loss sensitivity changes in commodity price risk would have increased or decreased by approximately $4.1 million if the commodity price had been 10% higher or lower as at September 30, 2025.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, short-term investments and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents and short-term investments to be immaterial as cash and cash equivalents and short-term investments are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not anticipate any credit losses.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

See the section in this MD&A titled “Financial Liabilities and Commitments” for a summary of the maturities of the Company’s financial liabilities as at September 30, 2025, based on the undiscounted contractual cash flows. As at September 30, 2025, the Company had cash and cash equivalents of $35,720,000 (December 31, 2024 - $11,351,000) (please refer to the section in this MD&A titled “Trends in Liquidity, Working Capital, and Capital Resources”).

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, Company’s Directors and Officers.

Key management of the Company includes the members of the Board of Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the periods ended September 30, 2025 and 2024 is as follows:

Service or Item	Three months ended September 30,		Nine months ended September 30,
(in $000s)	2025	2024	2025	2024
Directors’ fees	$75	$78	$247	$234
Salaries and consultants’ fees	416	375	1,843	1,225
Share-based payments (non-cash)	435	457	1,455	1,311
Total	$926	$910	$3,545	$2,770

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities, based on the undiscounted contractual cash flows as at September 30, 2025, are summarized as follows. For further information regarding flow-through expenditure commitments, please refer to the Material Canadian Gold Projects section above.

(in $000s)	Carrying Amount	Contractual Amount	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$4,455	$4,455	$4,455	$-	$-	$-
Other liabilities	196	200	200	-	-	-
Lease liability	192	217	91	126	-	-
Total	$4,843	$4,872	$4,746	$126	$-	$-

NON-IFRS MEASURES

Alternative performance measures in this document such as “cash cost”, “AISC” and “AIC” are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Gold Project, and to plan and assess the overall effectiveness and efficiency of mining operations.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

The Company has included certain non-IFRS measures in the annual and quarterly information tables above for the calculation of the working capital as current assets less current liabilities. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company.

Non-IFRS measures do not have any standardized meaning prescribed under IFRS Accounting Standards. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

MATERIAL ACCOUNTING POLICIES

The Company’s material accounting policies are in accordance with IFRS Accounting Standards and are disclosed in Financial Statements.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND SOURCES OF ESTIMATION UNCERTAINTY

The Company’s significant accounting judgements and sources of estimation uncertainty are disclosed in the notes to the Financial Statements.

NEW ACCOUNTING STANDARDS ISSUED

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, and determined they do not have a material impact on the Company in the current reporting period. In addition, the following standards and amendments to the standards have been issued by the IASB and we are currently assessing the impact on our consolidated financial statements:

•	Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application in annual reporting periods beginning on or after January 1, 2026;
•	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

No standards have been early adopted in the current period. The Company is still assessing whether any of the new standards are expected to have a material impact on its consolidated financial statements.

RISKS AND UNCERTAINTIES

For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company’s business, operations and financial results, refer to the Company’s latest AIF for the year ended December 31, 2024 filed with Canadian securities regulatory authorities at www.sedarplus.ca, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedarplus.ca and www.sec.gov/edgar.html, is available upon request from the Company.

QUALIFIED PERSONS

Hazel Mullin, P.Geo., Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a Qualified Person as defined by NI 43-101, and he has reviewed and approved the scientific and technical disclosure in this MD&A relating to the Company’s mineral projects in Quebec.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

SECURITIES OUTSTANDING

As at the date on which this MD&A was approved and authorized for issuance by the Board, the Company had the following outstanding securities.

MD&A Date
Common Shares	1,292,256,565
Warrants	234,407,103
Stock Options	66,855,000
Restricted Share Units	13,955,251
Performance Share Units	13,308,000
Deferred Share Units	1,909,000

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its interim CFO, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2025, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The Company’s internal control is effective. The Company’s internal control over financial reporting includes policies and procedures that:

•	address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS Accounting Standards;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Financial Statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. There have been no significant changes in our internal controls during the nine months ended September 30, 2025 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; the Company’s plans to advance the Duparquet Gold Project in 2025 by continuing exploration programs and project derisking coupled with mining scenario optimization studies; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental; statements regarding the completion of a FS for the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the PFS for the Springpole Gold Project; statements regarding the potential increase in gold and silver recoveries at the Springpole Gold Project; statements regarding opportunities for resource expansion within the existing footprint of Springpole and in the under-explored Birch-Uchi greenstone belt; statements regarding the continuation in 2025 of environmental data collection at Springpole, and consultation and engagement with Indigenous communities, regulators and stakeholders to support the final EA; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company’s working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company’s capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, Final EIS/EA approval for the Springpole Gold Project and the expected timing of such Final EIS/EA approval; statements regarding the Company’s compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding the Firefly Metals Ltd Earn-In Agreement and cash payments, share issuances and exploration expenditure commitments thereunder; statements regarding the Company’s engagement with local stakeholders including, but not limited to, local Indigenous groups; statements regarding achieving a strong balance sheet and cash position to fund investing activities consistent with the Company’s business strategy; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company’s internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports; and statements regarding the Company’s intention to continue with the ESG reporting framework outlined in the Company’s third annual ESG report that was published in June 2024.

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s AIF for the year ended December 31, 2024 and other continuous disclosure documents filed from time to time via SEDAR+ with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

Page 21

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2025

CAUTIONARY NOTE TO U.S. INVESTORS

The technical information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws applicable to U.S. companies. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards. Technical disclosure contained in this MD&A has been prepared in accordance with the requirements of United States securities laws as it allows for MJDS filers to use Canadian requirements and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

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